Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

(1) APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR;

AND

(2) CHANGE IN COMPOSITION OF BOARD COMMITTEE

The Board hereby announces that, with effect from May 22, 2025: Ms. Hongyu Liu has been appointed as an independent non-executive Director and a member of the Nomination Committee.

The board (the “Board”) of directors (the “ Director(s)”) of KANZHUN LIMITED (the “Company”) hereby announces the appointment of Ms. Hongyu Liu as an independent non-executive Director of the Company and a member of the Nomination Committee, with effect from May 22, 2025. The biographical details of Ms. Hongyu Liu are set out below:

Ms. Hongyu Liu ( 劉虹瑜) (“Ms. Liu”), aged 52, is a financial expert with over 25 years of experience in the financial services industry. Ms. Liu currently serves as a managing director at Intermediate Capital Asia Pacific Limited, where she started her role in 2016. She previously served as a principal at TPG Capital, and held the position of vice president at Lazard China Limited. Her earlier career also includes over seven years at JP Morgan Chase, where she held various roles in the United States and Hong Kong, with her last position being a vice president.

Ms. Liu earned a Bachelor of Arts degree in finance from Renmin University of China, a Master of Arts in Law and Diplomacy from The Fletcher School of Tufts University, and an MBA from Tuck School of Business at Dartmouth College. She also serves on the International Board of Advisors at Tufts University. Ms. Liu is a Chartered Financial Analyst and is licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as a representative to carry out Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities.

Ms. Liu has entered into a Director agreement with the Company for a term of three years commencing from May 22, 2025, subject to re- election as and when required under the Listing Rules and/or the fifteenth amended and restated articles of association of the Company, and her appointment would be automatically renewed for successive periods of three years until terminated in accordance with the agreement. Ms. Liu is entitled to a Director’s annual fee of US$80,000 in cash and 4,212 share awards to be granted pursuant to an effective share incentive plan of the Company per annum, which was determined by the Board based on the recommendation of the Compensation Committee and with reference to her qualification and experience, the prevailing market rates and the Company’s remuneration policy.

Save as disclosed above, as at the date of this announcement, Ms. Liu has confirmed that (i) she does not hold any other position with the Company or other members of the Group; (ii) she has not held any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) she does not hold any other major appointments and professional qualifications; (iv) she does not have any relationship with any Director, senior management or substantial shareholders or controlling shareholders; and (v) she does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company or the Hong Kong Stock Exchange relating to the appointment of Ms. Liu.

Ms. Liu has further confirmed (i) her independence as regards each of the factors referred to in Rule 3.13(1) to (8) of the Listing Rules; (ii) she has no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as such term is defined in the Listing Rules) of the Company; and (iii) there are no other factors that may affect her independence at the time of her appointment.

The Board would like to express its warmest welcome to Ms. Liu for joining the Board.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, May 22, 2025

As of the date of this announcement, the Board comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li, Ms. Mengyuan Dong and Ms. Hongyu Liu as the independent non-executive Directors.

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